Mail Stop 3561


      January 13, 2006


Charles Tanabe
Senior Vice President, General Counsel
  and Secretary
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado  80112

RE:  	Liberty Media Corporation
      Preliminary Schedule 14A; File No. 1-16615
	Filed December 16, 2005

	Form 10-K for the fiscal year ended December 31, 2004
	File No. 1-16615
      Filed March 15, 2005

	Form 8-K filed December 15, 2005

Dear Mr. Tanabe:

	We have reviewed the above filings and have the following comments. Please revise your filings to comply with these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. You propose to the stockholders as one "restructuring proposal" several significant changes from their current rights. We note that, if approved, the one proposal would lead to, among other things, a merger creating the holding company structure and a New Liberty charter that has new concepts and different rights for your stockholders, including, among other things:

* tracking stock and ongoing board discretion as to various matters related to assets and liabilities attributed to the tracking stock groups and the extent to which New Liberty will continue to have tracking stock;
* two classes of common stock with three series per class and different liquidation rights;
* New Liberty`s option to redeem either class of common stock using, as redemption consideration, stock of a qualifying subsidiary in the particular Group;
* in particular situations in which New Liberty disposes of all or substantially all of the assets its board has attributed to a Group,
New Liberty`s, among other choices, having to convert one class of common stock into the other class at a premium or having to redeem one class with the proceeds of the disposition;
* the board`s seeking shareholder approval from only one class regarding the disposition of substantially all or all of the assets of the business attributed to that class`s Group;
* inter-group interests and group preferred interests; and
* the liquidation distribution for one class will be based on recent market trading values.

Please tell us in your response letter what consideration you have given to reflecting material provisions in the proposed New Liberty charter that will be new to your stockholders as separate
proposals
for separate consideration by your stockholders. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our
website.   Note that approval of each transaction proposal could
be
conditioned upon approval of the others.

2. Please provide us with the form of proxy card or file it with the proxy statement as soon as practicable. Also consider including the merger agreement as an annex to the proxy statement.




Letter to Shareholders

3. You state in the first paragraph that, "as a result of the restructuring, all of [y]our outstanding common stock will be converted into two new tracking stocks issued by a newly formed holding company" and that "each tracking stock will have terms intended to track and reflect the separate economic performance of two newly designated groups, the Interactive Group and the Capital Group." Please revise to prominently state, by bold type or otherwise, that, as a result of the restructuring, the tracking stock represents an ownership interest in one consolidated company, New Liberty, and that Old Liberty stockholders will be New Liberty stockholders, not stockholders of only a part of New Liberty.

4. To assist investors in realizing the different treatment more easily, consider describing in separate paragraphs what an Old
Liberty Series A holder will receive in the merger and then what an
Old Liberty Series B holder will receive.

5. You state that, if the restructuring proposal is approved, holders will receive cash in lieu of any fractional interest. If any holders will be cashed out as a result of the proposed merger, convey here that holders will need to own x number of shares of Old Liberty Series A or Series B to receive any New Liberty common stock and not be cashed out in the merger.

Illustrative Diagrams
How You Can Find Additional Information

6. Please move these sections to your summary or elsewhere in the prospectus. Also provide us with a copy of the illustrative diagrams as soon as practicable, as we may have comments concerning it.

Questions and Answers, page 1
Summary, page 4

General
7. You currently repeat information in your questions and answers and summary. For purposes of eliminating redundancies and grouping like information together, please view your questions and answers and summary as one section. In particular, we suggest that you revise the sections so that you discuss only the procedural aspects of the merger and recapitalization in the questions and answers and thereby reduce the length of the questions and answers. Place substantive disclosure in the summary. Further, focus your questions on those that lend themselves to brief, factual, and/or yes or no answers. Please revise accordingly.
8. Describe the material events or changes that will follow the merger and recapitalization. For example, discuss any contemplated material debt refinancings, equity repurchases, or other significant restructurings. Indicate whether the proposed merger and recapitalization trigger new, or significant changes to, obligations under Old Liberty`s existing indebtedness and material relationships.

Why are you issuing a tracking stock instead of spinning off assets?, page 2

9. You state that "New Liberty will benefit from the synergies associated with the two groups, including financial and other synergies, that would not necessarily be available if the Interactive
Group and the Capital Group were not under common control." Briefly explain how the restructuring adds synergies, as the two "groups" are currently the constituents of your company.

10. Clarify that, although you are not spinning off assets in the restructuring, changes to your charter contained in the restructuring proposal will allow you to do so without further shareholder approval in the future.

General, page 4

11. We note your statement in the first paragraph of this section that "[e]ach tracking stock will have terms intended to track and reflect the economic performance of one of two newly designated groups...."  Clarify to what "terms" you are referring.

The Restructuring Proposal, page 6

12. As the second bulleted reason for the proposal on page eight, you state that the proposal will "provide [you] with greater flexibility to raise capital and respond to strategic opportunities, including acquisitions, because it will allow New Liberty to issue a series and type of common stock that is appropriate under the circumstances." Please briefly give examples of the appropriate circumstances.

Risk Factors, page 13

General

13. Tell us in your response letter why you have focused on QVC, and not other single parts of your business, in the last few risk factors.

14. Consider including a risk factor that discusses how in the future you may issue additional series of stock intended to "track" other groups, including by reattributing assets and liabilities from an existing group to a new group, which could exacerbate the risks involved in owning the currently proposed tracking stock, negatively affect the market value of that stock or negatively affect the rights of then existing stockholders. In this regard, make clear that in such an instance, the board would have discretion to set the terms of this stock, such as convertibility, voting rights, premiums and so forth.

New Liberty could be required to use assets attributed to one group...., page 13

15. Please delete the mitigating language "Although it is not our present intention to use the assets of one group to satisfy any of the liabilities of the other group."

New Liberty`s board of directors may change the tracking stock policy...., page 17

16. To assist investors in realizing the magnitude of the risk, generally describe what the tracking policy statement covers and what significant actions the board could take according to the policy statement without stockholder approval.

If New Liberty`s board of directors causes a separation of either group...,, page 17

17. Please move this risk factor so that it is the first risk factor, as it describes how the board has discretion to change, without further stockholder approval, holders` investment in New Liberty as a whole into an investment in only one part of New Liberty, which may be lesser in value.

The cost of maintaining separate groups will exceed the costs associated with operating New Liberty as a single entity, page 19

18. If true, highlight the increase in costs relating to compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

There are many factors which may inhibit or prevent acquisition bids...., page 19

19. This risk factor caption is vague. Please identify in the caption the kinds of factors that are part of the risk.

It may be difficult for a third party to acquire New Liberty..., page
20

20. Because the exchange of Old Liberty shares for Series A and Series B of each group will not be one for one, if material, highlight the effect on voting power following the restructuring.





The historical financial information of the Interactive Group and the
Capital Group..., page 21

21. This risk factor suggests that the Interactive Group and the Capital Group could be regarded as separate companies, or should be.
Please explain to us in your response letter what the risk is here, as we note the Groups are not separate companies.

Cautionary Statement Regarding Forward-Looking Statements, page 26

22. As you intend to use this document as a prospectus for the new holding company, please delete your reference to the Private
Securities Litigation Reform Act of 1995. The act does not apply to initial registration statements under the Securities Act.

Security Ownership of Certain Beneficial Owners and Management,
page
31

23. We note your disclosure in note five to the security ownership table on page 32. Tell us in your response letter what consideration you have given to filing as exhibits to one of your periodic filings the agreements for which TCI assigned its call and other rights regarding Mr. Malone`s Series B stock to you.

The Restructuring Proposal, page 34

General

24. Tell us in your response letter whether you have any agreements with members of the board or executive officers as to whether they will vote in favor of the proposal.

New Liberty Groups, page 35

25. Explain in detail how you determined which parts of your business
should be attributed to either Group.   We note that your 2004
Form
10-K includes OpenTV and On Command in your interactive operating segment but that you now have attributed those parts of your business to New Liberty`s Capital Group. What do the components of a particular Group have in common? Further, expand your discussion in the third paragraph as to why particular debt obligations were attributed to each Group.

26. We note your statement "[t]he Interactive Group will include such
other assets and liabilities as our board of directors may in the future attribute to the Interactive Group from the Capital Group and such other businesses, assets and liabilities as we may acquire in the future for the Interactive Group." You make a similar statement
concerning the Capital Group.   Explain in detail how you
currently
believe the board will determine in what Group new aspects of your business should go and note the degree to which the board may follow or change such guiding standards.

Treatment of Stock Options and Other Awards, page 37

27. Please provide an example as to how the Old Liberty option awards will be divided into two options to acquire New Liberty tracking stock and how the aggregate exercise price will be allocated.

Background and Reasons for the Restructuring Proposal, page 39

28. On page 39, you state you "concluded that the implementation of a
`tracking stock` structure would provide [you] with greater operational and financial flexibility in executing [y]our business strategies and would permit the markets to make a more informed valuation of [y]our various businesses." Please expand your discussion as to how the tracking stock structure would do these things.

Potential Negative Aspects of the Restructuring Proposal, page 40

29. Please explain how "[t]he restructuring proposal will expand
New
Liberty`s board of directors` oversight responsibilities due to [y]our more complex capital structure," as you state in the second bulleted point.

30. You state in the fifth bulleted point that "[t]he recapitalization which would be effected by the restructuring proposal will result in a complex capital structure due to the intricate terms of the New Liberty charter." Please briefly note the terms of the New Liberty charter that create the complexity and are different from the terms of the Old Liberty charter.

31. In the sixth bulleted point, you state "[t]he costs associated with implementing the restructuring proposal may be significant and the ongoing financial reporting and other costs of having two separate groups could exceed our current operating costs." To assist investors in realizing the magnitude of this "negative aspect," please indicate what costs, including their quantity, the board considered. Consider including a risk factor regarding this cost issue and addressing in management`s discussion and analysis how New
Liberty would address the cost issue in 2006 and beyond.

Management and Allocation Policies, page 41

32. We note that you have provided only a summary of the management and allocation policies; please file them as annexes to the proxy statement.

33. We note your disclosure in the first paragraph on page 41. Please indicate how you have determined the allocations will be made on an "objective" basis in light of the discretion afforded the board
and the series of judgments and determinations it must make. For example, you state on pages 41 and 42 that "[yo]ur board of directors and chief executive officer, in establishing policies with regard to
intra-company matters such as business transactions between the Interactive Group and the Capital Group and allocation of assets, liabilities, debt, corporate overhead, taxes, interest, corporate opportunities and other matters, will consider various factors and information ... and will seek to make determinations...."

34. We note your statement that "[t]he Interactive Group is
comprised
of our businesses and assets which are primarily focused on
interactive commerce...."  Please explain what "interactive
commerce"
means under the policies so that investors will have a sense of the degree of discretion afforded the board in determining how businesses and assets are allocated between the Groups. Also, please explain under what conditions a business or asset would not be placed in the
Interactive Group if it involves interactive commerce and when a business or asset that is not interactive commerce would be placed in the Interactive Group.

Financing Activities, page 42

35. Please explain what form an "inter-group interest" could take and how it would be reflected in your financial statements and management`s discussion and analysis.

Comparison of Old Liberty Common Stock, page 44

Mandatory Dividend, Redemption and Conversion Rights on
Disposition
of Assets, page 49

36. We note your statement "If Liberty disposes, in one transaction or a series of transactions, of all or substantially all of the assets of the Capital Group, and such disposition is not exempt..."
and the similar statement under the Interactive Group comparative column. Please explain from what the disposition would be exempt.

Description ... Interactive Group Common Stock and the Capital
Group
Common Stock, page 54

37. Significant portions of this section appear to be legalese and excerpts from legal documents. Please generally revise this section of the prospectus so that the concepts presented in the section will be easier to understand. Among your revisions, please explain in simpler terms how the inter-group dividend amounts and share distributions are determined and would come into play.

38. Please expand your discussion of group preferred interest on page
55. Offer an example of how such an interest would work and what effect its issuance would have, or how it would be reflected, in your financial statements and business. Consider including risk factor discussion that the board has discretion in determining when such an interest will be issued and the terms of the interest.

Where You Can Find More Information, page 89

39. Revise to include our current location at 100 F Street, N.E., Washington, D.C. 20549.

Annex A Description of Business, page A-1

General

40. Clarify whether the Interactive Group and the Capital Group are now your two business segments for purposes of Item 101 of Regulation
S-K.

The Interactive Group, page A-3

41. We note that you indirectly own 21% equity interest and 53% voting interest in IAC/Interactive Corp. Tell us in your response letter what you mean by "indirect" equity interest. Also tell us more details about your basis to conclude that IAC should be accounted for as an AFS Security.

Competition, page A-13
42. To the extent reasonably known for the segments or parts of your business that you discuss in detail, provide quantified disclosure of your market shares in each of your markets. See Item 101(c)(x) of Regulation S-K.

Annex B Historical Attributed Financial Information, page B-1

43. Include the historical audited financial statements of the registrant in the proxy preceding the Historical Attributed
Financial
Information. Incorporation by reference is not allowed if you include separate financial information for the groups.

Statement of Operations Information, page B-3

44. You should not present pro forma EPS of the Groups alone.
Revise
to disclose EPS on a historical basis for each period presented.
Also, pro forma information should be presented for only the most recent fiscal year and interim period.

Notes to Historical Attributed Financial Information, page B-13

45. Expand the notes to the historical attributed financial information to include the following:

* A complete description of the specific allocation methods used to allocate your assets, short-term and long-term debt, revenues and costs between the two groups.

* Whether the allocations are comparable to what the group would report on a stand-alone basis and why the method selected is fair to each group.

* That the allocations may be changed unilaterally by management in arriving at the measurement by which dividends or performance is determined for each group.

* Since attribution methods, assumptions, and other determinations that materially affect the financial statements may be changed arbitrarily from time to time by management or the board, identify supplementally the circumstances under which a change in the method of attributing revenue or expense from one shareholder group to another will be reported as a change in reporting entity. For changes, which would be deemed changes in estimate or principle, describe generally the criteria to be used to determine whether the change is a better method of calculating earnings attributable to a particular group.

* Confirm supplementally that if you change the method of allocating costs in the separate financial statements of the groups in the future, you will treat the change as a change in accounting principle evaluating preferability.

* Disclose all the conversion and voting rights of the tracking stocks.

46. Tell us in your response letter what financial information of the
groups you will provide in future filings.   In this regard, we
suggest that you present no greater detail than "consolidating financial statements." That presentation can be included in a footnote to Liberty Media`s financial statements and would show explicitly how management and the board have allocated and attributed revenues, costs, assets, liabilities, and cash flows. This consolidating information should depict, in separate columns, the financial position, results of operations and cash flows of the Interactive Group and Capital Group with an additional column reflecting eliminating adjustments. You should show as separate line items intergroup allocations such as corporate expenses, interests, taxes and other related party transactions.

Management Discussion and Analysis, page B-18

47. Throughout this section, you frequently attribute a material change to two or more events or to very general factors that you describe without quantification. In discussing the material changes, please quantify the amount of change attributed to each factor and offer disclosure that will provide insight into the underlying business developments or conditions that resulted in the changes. As one example, in discussing revenues, quantify the amount of the change in consolidated revenues due to the increase in QVC`s revenues so that investors will have a sense of any other significant drivers in changes of revenues. Discuss whether any of the factors represent part of a trend that will continue to affect your operations going forward and to what extent. Stating that line items increased or expenses decreased "due primarily to . . ." does not provide your investors with sufficient understanding of the factors that caused this increase or decrease. Revise your disclosure as appropriate.

48. Revise to include a discussion of the company`s net income
(loss)
for the periods being presented.

49. Refer to your discussion about the effective tax rate for the nine months ended September 30, 2005. Tell us in your response letter why your effective tax rate exceeded 100%. Also, tell us in more detail how the spin-off of Discovery Holding Company significantly impacted your assessment for the weighted average state tax rate.

Off-Balance Sheet Arrangements and Aggregate Contractual
Obligations,
page B-27

50. Addressing the relevant accounting literature, tell us in your response letter how you determined the proper accounting treatment afforded to your contract entered by TruePosition. Tell us the magnitude of the loss expected to be incurred.

Form 10-K for the fiscal year ended December 31, 2004
Form 8-K filed on December 15, 2005

Exhibit 99.2 Financial statements for the year ended December 31,
2004

Note 10.  Income Taxes, page 30

51. Tell us in your response letter how you will account for the
$70
million refund requested by AT&T relating to losses it generated in
2002 and 2003 and were able to carry back to offset taxable income previously offset by Liberty`s losses. It appears that you originally accounted for the related $555 million received from AT&T as a contribution to paid-in-capital. Since it appears that you are required to pay back to AT&T a portion of the $555 million for capital losses generated by AT&T in periods subsequent to August 10,
2001, tell us why you believe that it is appropriate to recognize the
$555 million as a contribution to paid-in-capital on your financial statements.

*	*	*	*
	As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773, or Ivette Leon, Assistant Chief Accountant, at (202)
551-
3351, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at (202) 551-3359, or me, at (202) 551-3810, with any other
questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

cc:	via facsimile (212-259-2540)
      Robert w. Murray, Jr.
	Baker Botts LLP
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Mr. Tanabe
Liberty Media Corporation
January 13, 2006
Page 2


Mr. Tanabe
Liberty Media Corporation
January 13, 2006
Page 2